VIA EDGAR

December 18, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:
Registration Statement on Form S-1 (File No. 333-249389)

Ladies and gentlemen,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Healthcare Services Acquisition Corporation (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on Tuesday, December 22, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 803 copies of the Preliminary Prospectus initially dated December 11, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others. We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Sincerely,

B. RILEY SECURITIES, INC.

/s/ Jimmy Baker
Name: Jimmy Baker
Title: Head of Capital Markets

cc:	Christopher J. Capuzzi, Ropes & Gray LLP Richard Baumann, Ellenoff Grossman & Schole LLP